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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                           LANDRY'S RESTAURANTS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   51508L 10 3
                                 (CUSIP Number)

                               Tilman J. Fertitta
                              1510 West Loop South
                              Houston, Texas 77027
                                 (713) 850-1010

           (Name, Address and Telephone Number of Person authorized to
                       Receive Notices and Communications)

                                 with copies to:

                              Steven L. Scheinthal
                           Landry's Restaurants, Inc.
                              1510 West Loop South
                              Houston, Texas 77027
                                 (713) 850-1010

                                 January 3, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Tilman J. Fertitta  -  ###-##-####
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.           SEC USE ONLY
--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS*
             PF
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
                            ----------------------------------------------------
                               7.       SOLE VOTING POWER

                                        5,700,000(1)(2)
          NUMBER OF         ----------------------------------------------------
                               8.       SHARED VOTING POWER
           SHARES
        BENEFICIALLY                    -0-
          OWNED BY          ----------------------------------------------------
                               9.       SOLE DISPOSITIVE POWER
            EACH
          REPORTING                     5,700,000(1)(2)
           PERSON           ----------------------------------------------------
                               10.      SHARED DISPOSITIVE POWER
            WITH
                                        -0-
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,700,000(1)
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
             CERTAIN SHARES*
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.8%  (See Item 5)
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON *

             IN
--------------------------------------------------------------------------------
         (1) Includes 1,100,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are exercisable within 60 days of the date hereof.

         (2) On January 3, 2003, Hospitality Entertainment, L.L.C. ("Hospitality") in which Tilman J. Fertitta ("Fertitta") has a 90% member interest and his wife has a 10% member interest, transferred back to Fertitta all of its Common Stock in Landry's Restaurants, Inc. in the amount of 2,090,000.
--------------------------------------------------------------------------------
1.           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Hospitality Entertainment, L.L.C.
--------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
3.           SEC USE ONLY
--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
             PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
                               -------------------------------------------------
                               7.       SOLE VOTING POWER

          NUMBER OF                     - 0 -
                               -------------------------------------------------
           SHARES              8.       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                      -0- (1)
                               -------------------------------------------------
            EACH               9.       SOLE DISPOSITIVE POWER
          REPORTING
                                        - 0 -
           PERSON              -------------------------------------------------
                               10.      SHARED DISPOSITIVE POWER
            WITH
                                        -0- (1)
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0- (1)
--------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*
--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             -0-
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON *

             OO
--------------------------------------------------------------------------------
         (1) On January 3, 2003, Hospitality Entertainment, L.L.C. ("Hospitality") in which Tilman J. Fertitta ("Fertitta") has a 90% member interest and his wife has a 10% member interest, transferred back to Fertitta all of its Common Stock in Landry's Restaurants, Inc. in the amount of 2,090,000.

                         AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 4 amends and supplements the statement on Schedule 13D, as most recently amended by Amendment No. 3 dated February 6, 2001, filed by Tilman J. Fertitta and Hospitality Entertainment, L.L.C. with respect to the common stock, par value $.01 per share ("Common Stock") of Landry's Restaurants, Inc. ("Landry's"). Such Schedule 13D is hereby amended to add or revise information only to the items indicated.

ITEM 1.           SECURITY AND ISSUER

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          This statement relates to the Common Stock, par value $0.01 per share
          (the "Common Stock"), of Landry's Restaurants, Inc., a Delaware corporation ("Landry's"). The address of Landry's principal executive office is 1510 West Loop South, Houston, Texas, 77027.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Tilman J. Fertitta, a United States citizen ("Fertitta"), and Hospitality Entertainment, L.L.C., a Texas limited liability company ("Hospitality"). The business address of Fertitta and the address of the principal office of Hospitality is 1510 West Loop South, Houston, Texas, 77027. The principal business of Hospitality is an investment company.

          Mr. Fertitta is the President and Chief Executive Officer of Landry's and has a 90% membership interest in Hospitality with his wife owning the other 10%.

          During the last five years, neither Mr. Fertitta nor Hospitality has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On January 3, 2003, Hospitality, in which Mr. Fertitta has a 90% membership interest (his wife owns the remaining 10% membership interest), transferred 2,090,000 shares of Landry's Common Stock to Mr. Fertitta. Of the 5,700,000 shares of Landry's Common Stock in which Mr. Fertitta currently has a beneficial interest, 1,100,000 relate to options to acquire Landry's Common Stock granted to Mr. Fertitta pursuant to various Stock option plans and which are exercisable within 60 days.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Mr. Fertitta is the founder of Landry's and is its current Chairman, Chief Executive Officer and President. Since Landry's inception he has been directly or indirectly, Landry's largest individual stockholder. Mr. Fertitta transferred 2,090,000 shares of Landry's Common Stock to Hospitality in 1998. Hospitality is winding down its business, and therefore, has conveyed back to Mr. Fertitta all of its Common Stock in Landry's. Depending upon market conditions and other matters he deems material, Mr. Fertitta may acquire or dispose of additional shares of Landry's Common Stock, so long as it meets his personal investment criteria. Except as set forth in this Item 4, Mr. Fertitta does not have any present plans which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (A)  AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

               Mr. Fertitta is the direct beneficial owner of 4,600,000 shares of Landry's Common Stock, and has options to acquire an additional 1,100,000 shares of Landry's Common Stock which are exercisable within 60 days hereof, representing in the aggregate 19.8% of the shares of Landry's Common Stock outstanding (based on the number of shares of Landry's Common Stock outstanding on November 5, 2002).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Fertitta currently has a right to acquire (i) 600,000 options (awarded in 1995) which are fully vested and are at an exercise price of $12.875 a share, (ii) 150,000 options (awarded in 1997) which are fully vested at an exercise price of

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          $12.875 a share, (iii) 100,000 options (awarded in 2000) at an exercise price of $7.00 a share, which are fully vested, (iv) 250,000 options (awarded in 2001) which are fully vested at an exercise price of $8.50 per share; and (v) 300,000 options (awarded in 2002) which vest over 5 years at an exercise price of $18.00 per share, and are subject to an accelerated vesting schedule. Based on the foregoing, Mr. Fertitta has the option to acquire up to 1,100,000 shares of Common Stock in Landry's within sixty (60) days.

ITEM 7.   EXHIBITS

          1.   Joint Filing Agreement
          2. Stock Option Agreement between Landry's and Mr. Fertitta dated March 16, 2001.
          3. Stock Option Agreement between Landry's and Mr. Fertitta dated July 22, 2002.


                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                   [SIGNATURES APPEAR ON THE FOLLOWING PAGES]

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 3, 2003
                                     -------------------------------------------
                                                   (Date)



                                        /s/ Tilman J. Fertitta
                                     -------------------------------------------
                                                 (Signature)

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  January 3, 2003
                                     -------------------------------------------
                                                   (Date)


                                     HOSPITALITY ENTERTAINMENT, L.L.C.


                                     By:          /s/ Tilman J. Fertitta
                                        ----------------------------------------
                                                  Tilman J. Fertitta
                                                  President